SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Wilder Richman Historic Properties II, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.  None

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               EVEREST INVESTORS 14, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
               (b) [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC; OO

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California



Number of Shares    7.     Sole Voting Power            97
Bene-ficially by
Owned by Each       8.     Shared Voting Power          0
Reporting Person
With                9.     Sole Dispositive Power       97

                    10.    Shared Dispositive Power     0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 97

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11) 12.1%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of above persons (entities only).

               MILLENIUM MANAGEMENT, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
               (b) [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California



Number of Shares    7.     Sole Voting Power            86
Bene-ficially by
Owned by Each       8.     Shared Voting Power          0
Reporting Person
With                9.     Sole Dispositive Power       86

                    10.    Shared Dispositive Power     0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 86

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11) 10.8%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

                EVEREST MANAGEMENT, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
               (b) [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California



Number of Shares    7.     Sole Voting Power            32
Bene-ficially by
Owned by Each       8.     Shared Voting Power          0
Reporting Person
With                9.     Sole Dispositive Power       32

                    10.    Shared Dispositive Power     0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 32

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11) 4.0%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

               EVEREST PROPERTIES II, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  [x]
               (b)

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC; OO

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California



Number of Shares    7.     Sole Voting Power            0
Bene-ficially by
Owned by Each       8.     Shared Voting Power          0
Reporting Person
With                9.     Sole Dispositive Power       0

                    10.    Shared Dispositive Power     0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 0

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11) 0%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

               MPF  FLAGSHIP FUND 9, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
               (b) [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California



Number of Shares    7.     Sole Voting Power            8
Bene-ficially by
Owned by Each       8.     Shared Voting Power          0
Reporting Person
With                9. Sole Dispositive Power           8

                    10. Shared Dispositive Power        0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 8

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11) 1%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of above persons (entities only).

               MACKENZIE PATTERSON SPECIAL FUND 6, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
               (b) [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         6. Citizenship or Place of Organization California



Number of Shares    7.     Sole Voting Power            16.5
Bene-ficially by
Owned by Each       8.     Shared Voting Power          0
Reporting Person
With                9.     Sole Dispositive Power       16.5

                    10.    Shared Dispositive Power     0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 16.5

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11) 2.1%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

               MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
               (b) [x]

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) WC

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California



Number of Shares    7.     Sole Voting Power            5
Bene-ficially by
Owned by Each       8.     Shared Voting Power          0
Reporting Person
With                9.     Sole Dispositive Power       5

                    10.    Shared Dispositive Power     0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 5

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11) 0.625%

     14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.  None

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

               MacKenzie Patterson Fuller, Inc.

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  [x]
               (b)

     3.   SEC Use Only

     4.   Source of Funds (See Instructions) OO

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization California


Number of Shares    7.     Sole Voting Power            0
Bene-ficially by
Owned by Each       8.     Shared Voting Power          0
Reporting Person
With                9.     Sole Dispositive Power       0

                    10.    Shared Dispositive Power     0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 29.5

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11) 3.7%

     14.  Type of Reporting Person (See Instructions) CO

Introduction. This Amendment No. 1 to the Schedule 13D filed previously on November 28, 2005 (the "Original Statement") amends and restates in its entirety such Original Statement in order to reflect the discontinuation of Dixon Mill Investor, LLC as a participant in the group and Offer described in the Original Statement.

Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D ("Statement") relates is Units of Limited Partnership Interests in Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 599 W. Putnam Avenue, Greenwich, CT 06830.

Item 2. Identity and Background

     (a)  The persons filing this Statement are:

          Everest Properties II, LLC ("Everest Properties") Everest Management, LLC ("EM"), Millenium Management, LLC ("Millenium"), Everest Investors 14, LLC ("EI-14"), each a California limited liability company; and,

          MPF Flagship Fund 9, LLC ("MPFF 9"), MacKenzie Patterson Special Fund 6, LLC ("MPSF 6"), MacKenzie Patterson Special Fund 6-A, LLC ("MPSF 6A"), and MacKenzie Patterson Fuller, Inc. ("MPF"), each a California limited liability company or corporation.

          Dixon Mill Investor, LLC, a New Jersey limited liability company ("Dixon Mill"), hereby declares that it is no longer a filing person for purposes of this Statement as it is no longer a participant in the group and Offer described in the Original Statement.

          The members of Everest Management include David I. Lesser's Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Lesser Account") and W. Robert Kohorst Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Kohorst Account"). Everest Management's Operating Agreement requires the consent of the Lesser Account and the Kohorst Account to vote or dispose of the units held by Everest Management. W. Robert Kohorst and David I. Lesser possess shared power to determine whether such consent will be given or withheld by the Lesser Account and the Kohorst Account. Mr. Kohorst possesses sole power to determine how Everest Properties will vote or dispose of any Units held by it. Everest Properties is the manager of Millenium and in such capacity can cause Millenium to vote or dispose of its Units. Mr. Kohorst possesses sole power to determine how Everest will act as manager of Millenium. The members of EI-14 are Blackacre Everest, LLC, a Delaware limited liability company ("Blackacre") and Everest. Pursuant to the Operating Agreement of EI-14, the consents of Blackacre and Everest are required to vote or dispose of the Units held by EI-14. Stephen Feinberg, in his capacity as authorized signatory of Blackacre Capital Management, LLC, a Connecticut corporation, which is the general partner of Blackacre Capital Group, L.P., a Delaware partnership, which is the managing member of Blackacre, possesses sole power to determine whether such consent by Blackacre will be given or withheld. Mr. Kohorst possesses sole power to determine whether such consent by Everest will be given or withheld.

          MPF is the manager of MPFF 9, MPSF 6, and MPSF 6A and possesses sole power to determine how they will vote or dispose of any Units held by them.

     (b) The address of the principal offices of Everest Properties, EM, Millenium, and EI-14, each a California limited liability company, and Mr. Kohorst and Mr. Lesser, is 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101. The address of the principal offices of Blackacre Capital Management Corp., Blackacre Capital Group, L.P., Blackacre and Mr. Feinberg is 299 Park Avenue, 22nd Floor, New York, New York 10171. The address of the principal offices of MPFF 9, MPSF 6, MPSF 6-A, and MPF is 1640 School Street, Moraga, CA 94556.

     (c) Mr. Kohorst is the President, and Mr. Lesser is the Executive Vice President, of Everest, which invests in limited partnerships and in other forms of real estate oriented investments. Mr. Feinberg is the co-president of Blackacre Capital Management Corp., which is a private investment company.

     (d) During the last five years, none of the filing persons or the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


     (e) During the last five years, none of the filing persons or the persons named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Kohorst, Mr. Lesser and Mr. Feinberg are United States citizens.


Item 3. Source and Amount of Funds or Other Consideration

     The source of funds for purchases of Units by EM, Millenium, EI-14, MPFF 9, MPSF 6, MPSF 6A, and MPF were equity capital contributions from members. Each bidder in the Offer described below expects to purchase Units with current cash and cash equivalents and existing, available lines of credit.

Item 4. Purpose of Transaction

     A tender offer to acquire all Units of the Partnership was commenced pursuant to an Offer to Purchase dated and filed with the Securities and
Exchange Commission on November 14, 2005 (the "Offer") by Everest Properties, Dixon Mill and MPF Pacific Gateway, LLC, a California limited liability company ("MPFPG") (collectively, the "Original Bidders"). Everest Properties and (Everest Properties and MPFPG are referred to as the "Purchasers")

     The Original Bidders had agreed to purchase the Units tendered in the Offer as follows, subject to rounding for convenience: Everest would purchase 46% of the Units purchased; Dixon Mill would purchase 46% of the Units purchased; and MPFPG would purchase 8% of the Units purchased (MPFF 9, MPSF 6, and MPSF 6-A are the members of MPFPG). The Original Bidders were jointly and severally liable to Unit Holders whose Units are accepted for payment.

     On December 29, 2005, the Original Bidders mutually agreed that Dixon Mill would no longer participate as a bidder in the Offer due to concerns expressed by the Securities and Exchange Commission that the Offer by the Original Bidders, as presented to such date, may constitute a "going private transaction" under Rule 13e-3 promulgated under the Securities Exchange Act of 1934. The Original Bidders disagreed that the Offer was such a going private transaction, but revised the Offer to discontinue Dixon Mill as a bidder in the Offer and to provide that Everest would purchase the Units that Dixon Mill would otherwise have purchased. The Original Bidders filed an amendment to the Offer with the Securities and Exchange Commission on December 29, 2005, to report such change to the Offer, which the Original Bidders do not consider material. As a result, neither Dixon Mill nor any of its affiliates will acquire any Units that were tendered in response to the Offer. Neither Dixon Mill nor any of its affiliates is providing any financing for the Offer. Neither Dixon Mill nor any of its affiliates have participated in any decisions relating to the Offer after agreeing to discontinue as a bidder and they will not participate in any such decisions in the future. Other than those described herein, no agreements have been made between or among any of the Original Bidders or any of their affiliates regarding the Partnership or its securities.

     Everest and MPFPG (the "Purchasers") are seeking to acquire Units pursuant to the Offer to increase their equity interest in the Partnership, for investment purposes. Following the completion of the Offer, the Purchasers and persons related to or affiliated with the Purchasers may acquire additional Units, although there is no current intention to do so. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchasers. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. Each Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations.

     The Purchasers would be in favor of a sale of the properties and, if required to vote, would vote in favor, as long as the Purchasers believed the sale price was satisfactory. The Purchasers do not have any agreement on a price that they believe would be satisfactory, or any agreement on voting. The Purchasers and their affiliates currently hold an aggregate of 244.5 (30.6%) of the outstanding Units.

     Other than as set forth above, the Purchasers do not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership and do not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the Purchasers and their affiliates that own Units will participate in those benefits to the extent of their ownership of the Units.

Item 5. Interest in Securities of the Issuer

     (a), (b) The information from Items 7-11, inclusive, and Item 13 on the cover pages of this Statement is incorporated herein by reference. The information from Item 2(a) of this Statement is incorporated herein by reference. Units are currently held of record by EI-14 (97 Units), Millenium (86 Units) and EM (32 Units). Everest Properties will be the record holder of Units acquired pursuant to the Offer.

     (c) Millenium acquired 6.2 Units during the 60 days prior to the filing of the Original Statement, for $14,000 per Unit, in private purchases.

     (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Reference is hereby made to the information set forth in Item 4 of this Statement, which is incorporated herein by reference.

Item 7.    Exhibits

         99.1     Joint Filing Agreement*

         99.2     Agreement Among Bidders*

         * Filed with Original Statement on November 28, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2006


EVEREST INVESTORS 14, LLC                MPF FLAGSHIP FUND 9, LLC
By:  EVEREST PROPERTIES II, LLC,         By: MacKenzie Patterson Fuller, Inc.,
     Manager                                 Manager

     By:  /S/ DAVID I. LESSER            By: /S/ GLEN W. FULLER
          ------------------------           ------------------
          David I. Lesser                    Glen W. Fuller
          Executive Vice President           Senior Vice President

MILLENIUM MANAGEMENT, LLC                MACKENZIE PATTERSON SPECIAL FUND 6-A,
By:  EVEREST PROPERTIES II, LLC,         LLC
     Manager                             By: MacKenzie Patterson Fuller, Inc.,
                                             Manager

     By:  /S/ DAVID I. LESSER            By: /S/ GLEN W. FULLER
          ------------------------           ------------------
          David I. Lesser                    Glen W. Fuller
          Executive Vice President           Senior Vice President

EVEREST MANAGEMENT, LLC                  MACKENZIE PATTERSON SPECIAL FUND 6, LLC
By:  EVEREST PROPERTIES II, LLC,         By: MacKenzie Patterson Fuller, Inc.,
     Manager                                 Manager

     By:  /S/ DAVID I. LESSER            By: /S/ GLEN W. FULLER
          ------------------------           ------------------
          David I. Lesser                    Glen W. Fuller
          Executive Vice President           Senior Vice President

EVEREST PROPERTIES II, LLC               MACKENZIE PATTERSON FULLER, INC.


By: /S/ DAVID I. LESSER                  By: /S/ GLEN W. FULLER
    ------------------------                 ------------------
     David I. Lesser                         Glen W. Fuller
     Executive Vice President                Senior Vice President

DIXON MILL INVESTOR, LLC*


By: /S/ MARK M. BAVA
    ----------------
    Mark M. Bava
    Authorized Agent

* For purposes of acknowledging withdrawal from group and termination of status as a filing person.